UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____to_________

Commission File Number: 000-54835

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

MALVERN FEDERAL SAVINGS BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Malvern Bancorp, Inc.

42 East Lancaster Avenue

Paoli, Pennsylvania 19301

Malvern Federal Savings Bank

Employees’ Savings & Profit Sharing Plan and Trust

Form 11-K Table of Contents

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Malvern Federal Savings Bank Employees’

Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year then ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompany supplemental schedules of Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ BDO USA, LLP

BDO USA, LLP

Philadelphia, Pennsylvania

July 14, 2015

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available For Benefits

	December 31,
	2014	2013
Assets:
Investments, at fair value:
Mutual funds	$5,388,278	$—
Common/Collective trusts	1,735,420	7,410,455
Employer stock	843,531	839,863
	7,967,229	8,250,318

Notes receivable from participants	127,482	174,604
Other receivables	—	793
Total assets	8,094,711	8,425,715

Liabilities:
Other liabilities	356	793
Total liabilities	356	793
Net assets available for benefits	$8,094,355	$8,424,922

See the accompanying notes to the financial statements.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2014
Investment Income:
Net appreciation in fair value of investments	$389,973
Interest and dividends	178,794
Total investment income	568,767

Interest income on notes receivable from participants	4,679

Contributions:
Participants	353,655
Employer	117,553
Rollovers	1,441
Total contributions	472,649
Total additions	1,046,095

Deductions:
Benefits paid to participants	1,364,988
Administrative and other expense	11,674
Total deductions	1,376,662

Net decrease in net assets available for benefits	(330,567)

Net assets available for benefits, beginning of year	8,424,922

Net assets available for benefits, end of year	$8,094,355

See the accompanying notes to the financial statements.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

1.	Description of Plan

General

The Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust, as amended, (the “Plan”) is a defined contribution plan covering all eligible employees of Malvern Federal Savings Bank (the “Employer” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

Employees 18 and over are eligible for participation in the Plan on the first day of the month coinciding with or next following the date they complete one month of service and complete at least 83 1/3 hours of service during the one month period.

For employer matching contributions, employees must have completed six months of service provided they have completed at least 500 hours of service during the six consecutive month period from the day of employment.

Contributions

Participants may contribute an amount up to 50% of pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. Participants 50 years of age or older may make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer will contribute an amount equal to 50% of the participant’s contributions up to 6% of eligible compensation.

Vesting

Participants are 100% vested in all contributions plus actual earnings, including unrealized income or losses thereon.

Payment of Benefits

A participant’s vested interest in the Plan’s assets are not distributable until the participant terminates employment, reaches retirement age as defined by the Plan, dies or becomes permanently disabled. At that time, the participant may receive lump-sum or partial lump sum amount equal to the vested value of his or her account. If the value of a participant’s vested balance does not exceed $500, the distribution is automatically made.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employers’ contribution and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Investments are participant-directed.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

1.	Description of Plan (continued)

Administrative Expenses

Various expenses related to the administration of the Plan are paid by the Plan sponsor and partly by participants. A participant's share of these expenses is allocated on a pro rata basis. The participant’s share of these expenses is based on the value of the account balance over the total assets in the Plan.

Administrative expenses are deducted from participant accounts on a quarterly basis from all funds except the Employer Stock Fund. The rate for the Plan is determined quarterly based on the following tiered schedule for the total assets in the plan: 0.50% on the first $6,000,000 and 0.35% on assets over $6,000,000.

Forfeitures

Forfeited accounts can be used to reduce employer contributions, used to pay Plan expenses or allocated among participant accounts at the discretion of the Company.  During 2014, there were no forfeitures.

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of his or her vested account balance, or $50,000. Loans must be fully repaid through payroll deductions within one and fifteen years for the purchase of a primary residence or between one and five years for all other loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1 percent. Interest rate was 4.25% at December 31, 2014.

Plan Termination

Although it has not been expressed any intent to do so, the Plan Sponsor had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants may elect to have distributions paid directly or transferred to another eligible retirement plan or individual retirement account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus accrued unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and expensed as incurred. Delinquent notes receivable from participants are treated as distributions based on the terms of the Plan Agreement.

Concentration of Credit Risk

At December 31, 2014 and 2013, approximately 10% of the Plan’s assets were invested in Malvern Federal Savings Bank common stock.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Subsequent Events

The Plan sponsor and the Plan have evaluated subsequent events for potential recognition and for disclosure after December 31, 2014.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

3.	Investments

The individual investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2014	2013

Prudential Guaranteed Income Fund	$1,735,302	$—
State Street Global Advisor S&P Midcap Index Fund*	—	1,313,486
Invesco Stable Value Fund*	—	1,292,056
Vanguard 500 Index Admiral	1,199,495	—
Vanguard Mid-Cap Index Adm	1,182,001	—
State Street Global Advisor S&P 500 Flagship**	6	1,072,265
Malvern Federal Savings Bank, common stock	806,439	839,863
State Street Global Advisor STIF**	68	759,845
T. Rowe Price Growth Stock	559,477	—
Vanguard Small Cap Index Adm	434,998	—

*   Not an available option during comparative period

** Less than 5% of net assets but shown for comparative purposes

During 2014, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in fair value as follows:

Year Ended December 31, 2014

Mutual Funds	$280,698
Common/Collective Trusts	42,919
Employer stock	66,356
Total appreciation	$389,973

4.	Fair Value Measurements

The Plan follows ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

4.	Fair Value Measurements (continued)

•	Level 1: includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2: observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•	Level 3: includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the years ended December 31, 2014 or 2013.

•	Common stocks: Malvern Bancorp common stock fund, "Common Stock Fund," is an employer stock unitized fund. The fund consists of both Malvern Bancorp common stock and a short-term cash component that provides liquidity for daily trading. Malvern Bancorp common stock is valued at the quoted market price from a national securities exchange and the short term investments are valued at cost, which approximates fair value.

•	Mutual funds: Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values (NAV) of shares held by the Plan.

•	Common/Collective trusts: Common Collective Trusts are valued based upon the quoted redemption NAV of units owned by the Plan at year end. Units of the trust are not available on an active exchange in an active market; however, the fair value is determined based on the underlying investments held in the Trust, and is classified as a Level 2 investment. The NAV, as provided by the Trustee, is used to estimate the fair value of the underlying investments held by the fund less any obligations. The common/collective trust is redeemed on a daily basis and does not have any redemption restrictions or unfunded commitments. The Prudential Guaranteed Income Fund (Common/Collective Trust) is a comingled stable fund that primarily invests in long-term bonds and notes such as public bonds, commercial mortgages and private placement bonds. The net asset value of the Prudential Guaranteed Income Fund is provided by the trustee and is determined by the fair value of the underlying assets within the portfolio. The underlying assets of the portfolio are predominantly valued using directly or indirectly observable inputs. Therefore, the Prudential Guaranteed Income Fund is classified within level 2 of the valuation hierarchy.

•	Money Market Funds are valued at carrying value, which approximates fair value.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

4.	Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common/Collective Trusts:
Income	$1,735,302	$—	$1,735,302	$—
Other	118	—	118	—
Mutual Funds:
Growth	836,917	836,917	—	—
Income	279,754	279,754	—	—
Real estate	73,492	73,492	—	—
Large cap equity portfolio	1,536,950	1,536,950	—	—
Mid cap equity portfolio	1,182,001	1,182,001	—	—
Small cap equity portfolio	434,998	434,998	—	—
Other	1,044,166	1,044,166	—	—
Employer stock	843,531	843,531	—	—
Total	$7,967,229	$6,231,809	$1,735,420	$—

	Assets at Fair Value as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common/Collective Trusts:
Balanced	$543,007	$—	$543,007	$—
Growth	404,064	—	404,064	—
Growth and Income	3,630,918	—	3,630,918
Real estate	46,385	—	46,385	—
U.S. Government securities	218,666	—	218,666	—
Short-term debt	772,699	—	772,699	—
Stable value	1,292,056	—	1,292,056	—
Other	502,660	—	502,660	—
Employer stock	839,863	839,863	—	—
Total	$8,250,318	$839,863	$7,410,455	$—

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

5.	Tax Status

The Internal Revenue Service (“IRS”) informed the Company by letter dated March 31, 2008, that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a).  The Plan has since been amended, however, the plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  The plan administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements.  The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which generally relate to the three prior years.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6.	Related Party Transactions

The Plan owns shares of Malvern Bancorp, Inc. common stock.  The Employer pays for fees for accounting and other administrative services.  In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Additionally, certain employees and officers of the Company, who are also participants in the plan, perform administrative services for the Plan at no cost.  Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

7.	Risks and Uncertainties

The Plan provides participants various investment options whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to amend, alter, or terminate the Plan subject to the provisions of ERISA. Disbursements to participants would be made in accordance with the Plan Agreement and applicable ERISA regulations.

9.	Late Remittance

On two occasions, employee contributions and loan repayments in the amount of $28,852 were not remitted by the Company to the Plan within the appropriate time frame as required by the Department Of Labor during the period January 1, 2014 through December 31, 2014. These transactions constitute prohibited transactions as defined by ERISA. The Company is in the process of taking the appropriate steps to correct this matter.

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Supplemental Schedule 1

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Schedule of Assets (Held at End of Year)

(Line 4i of Schedule H to the 2014 Form 5500)

EIN: 23-0835060 – Plan Number: 004

December 31, 2014

(a)		(b)	(c)	(d)	(e)
		Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par or Maturity Date	Cost	Current Value
		Federated Treasury Short-Term Obligation Fund	Cash	*	$37,091
		American Beacon Large Cap Value Inst	Mutual Fund	*	337,455
		American Funds Europacific Gr R6	Mutual Fund	*	277,440
		T. Rowe Price Growth Stock	Mutual Fund	*	559,477
		T. Rowe Price Retirement 2010	Mutual Fund	*	212,975
		T. Rowe Price Retirement 2020	Mutual Fund	*	22,060
		T. Rowe Price Retirement 2030	Mutual Fund	*	354,955
		T. Rowe Price Retirement 2040	Mutual Fund	*	23,483
		T. Rowe Price Retirement 2055	Mutual Fund	*	32,814
		T. Rowe Price Retirement 2050	Mutual Fund	*	41,085
		T. Rowe Price Retirement 2045	Mutual Fund	*	48,354
		T. Rowe Price Retirement 2035	Mutual Fund	*	83,268
		T. Rowe Price Retirement 2025	Mutual Fund	*	49,087
		T. Rowe Price Retirement 2015	Mutual Fund	*	138,398
		T. Rowe Price Retirement Income	Mutual Fund	*	37,687
		Vanguard REIT Index Adm	Mutual Fund	*	73,492
		Vanguard Mid-Cap Index Adm	Mutual Fund	*	1,182,001
		Vanguard Small Cap Index Adm	Mutual Fund	*	434,998
		Vanguard 500 Index Admiral	Mutual Fund	*	1,199,495
		Dodge & Cox Income	Mutual Fund	*	279,754
		State Street Global Advisors STIF	Common Collective Trust	*	68
		Prudential Guaranteed Income Fund	Common Collective Trust	*	1,735,302
		State Street Global Advisors Aggressive Strategic Balanced Fund	Common Collective Trust	*	11
		State Street Global Advisors Moderate Strategic Balanced Fund	Common Collective Trust	*	1
		State Street Global Advisors MidCap Index Fund	Common Collective Trust	*	11
		State Street Global Advisors S&P 500 Flagship	Common Collective Trust	*	7
		State Street Global Advisors Russell 2000 Index Fund	Common Collective Trust	*	4
		State Street Global Advisors Nasdaq 100	Common Collective Trust	*	1
		State Street Global Advisors Target Retirement 2035	Common Collective Trust	*	1
		State Street Global Advisors Target Retirement 2045	Common Collective Trust	*	3
		State Street Global Advisors Target Retirement 2020	Common Collective Trust	*	1
		State Street Global Advisors Target Retirement 2015	Common Collective Trust	*	3
		State Street Global Advisors Daily EAFE Index	Common Collective Trust	*	7
	**	Malvern Federal Savings Bank Unitized Common Stock	Common Stock	*	806,440
	**	Note Receivable from Participants	Interest rate of 4.25%	*	127,482
					$8,094,711

	*	Cost is not required for participant directed investments
	**	Party in Interest

11

Supplemental Schedule 2

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN: 23-0835060 – Plan Number: 004

December 31, 2014

Participant Contributions transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if late Participant loan prepayments are included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Corrections in VFCP	Totally Fully Corrected Under VFCP and PTE 2002-51

$—	$—	$—	$28,852	$—

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

	By:	/s/ Joseph D. Gangemi
July 14, 2015		Senior Vice President and Chief Financial Officer
Malvern Federal Savings Bank

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